SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended March 31,
	2013		2012

Earnings
Pre-tax net income	$9,557		$4,405
Add:
Fixed charges	10,010		7,705
Earnings, as adjusted	$19,567		$12,110

Fixed charges
Interest expensed and capitalized	$9,435		$7,136
Amortized premiums, discounts and capitalized expenses related to indebtedness	567		562
Estimate of interest within rental expense	8		7
Fixed charges, as adjusted	10,010		7,705
Preferred stock dividends (1)	304		—
Combined fixed charges and preferred stock dividends	$10,314		$7,705

Ratio of earnings to combined fixed charges and preferred stock dividends	1.90	x	1.57	x

(1) The Company did not have any preferred stock outstanding for the three months ended March 31, 2012.